

July 12, 2021

Scott Durbin
Chief Executive Officer
Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, Colorado 80112

   Re: Viveve Medical, Inc.
     Registration Statement on Form S-3
     Filed July 2, 2021
     File No. 333-257648

Dear Mr. Durbin:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jane Park at 202-551-7439 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Heidi Mayon, Esq.